Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166447

COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 13 DATED MARCH 21, 2013
TO THE PROSPECTUS DATED AUGUST 16, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated August 16, 2012, Supplement No. 9 dated January 17, 2013, which superseded and replaced all previous supplements to the prospectus, Supplement No. 10 dated February 15, 2013, Supplement No. 11 dated March 1, 2013, and Supplement No. 12 dated March 13, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.;
(2)	recent real property investments;
(3)	modification of our Credit Facility; and
(4)	potential real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. As of March 18, 2013, we had accepted investors’ subscriptions for, and issued, approximately 27.2 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $271.7 million.
Our board of directors has approved closing our primary offering in the third quarter of 2013. We currently expect to stop offering shares of our common stock in our primary offering on August 30, 2013. Our general policy is to accept subscription agreements signed by the investor on or before August 30, 2013, which are received in good order. We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned "Prospectus Summary — Description of Real Estate Investments" beginning on page 11 of the prospectus.
Description of Real Estate Investments
As of March 18, 2013, our investment portfolio consisted of 21 wholly-owned properties located in 11 states, consisting of approximately 3.7 million gross rentable square feet of corporate office and industrial space. We acquired two properties between February 13, 2013 and March 18, 2013, which are listed below:

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price

FedEx - Asheville, NC	Logistics	1	Federal Express Corporation	32,599	$2,150,000
PNC - Philadelphia, PA	Financial Services	1	PNC Bank, N.A.	441,000	74,650,000
				473,599	$76,800,000

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 103 of the prospectus.
Real Property Investments
 As of March 18, 2013, we, through separate wholly-owned limited liability companies, owned 21 properties located in 11 states, consisting of approximately 3.7 million gross rentable square feet of corporate office and industrial space. Between February 13, 2013 and March 18, 2013, we acquired the properties listed below through the use of proceeds from our initial public offering and proceeds from our Amended Credit Facility, as defined below.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
FedEx - Asheville, NC	March 12, 2013	1994	$2,150,000	$43,000	8.36%	8.36%	100%
PNC - Philadelphia, PA	March 13, 2013	2000	74,650,000	1,493,000	4.26%	7.44%	100%
			$76,800,000	$1,536,000

(1)			Purchase price does not include acquisition related expenses.
(2)
Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisitions. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 75 of the prospectus.

(3)
Initial yield is calculated as the current annualized rental income for the in-place lease at the respective property divided by the property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease over the non-cancelable lease term at the respective property divided by the property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease term for the major tenants of the properties listed above:

						Effective
		Total	% of Total		Effective	Base
		Square	Rentable	Renewal	Annual	Rent per
		Feet	Square	Options	Base	Square
Property	Major Tenants (1)	Leased	Feet	(2)	Rent (3)	Foot (3)	Lease Term (4)
FedEx - Asheville, NC	Federal Express Corporation	32,599	100%	2/5 yr.	$179,786	$5.52	3/12/2013	11/30/2019
PNC - Philadelphia, PA	PNC Bank, N.A.	441,000	100%	1/10 yr.	3,969,000	9.00	3/13/2013	12/31/2013
					5,071,500	11.50	1/1/2014	12/31/2014
					5,402,250	12.25	1/1/2015	12/31/2019
					6,063,750	13.75	1/1/2020	12/31/2024

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.
(2)	Represents the number of renewal options and the term of each option.
(3)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.
(4)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, these properties are subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of March 18, 2013, for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2013	—	—	$—	—%
2014	—	—	—	—%
2015	—	—	—	—%
2016	1	17,461	418,794	1%
2017	1	39,921	888,745	3%
2018	—	—	—	—%
2019	1	32,599	179,667	1%
2020	1	145,025	2,755,475	9%
2021	—	—	—	—%
2022	12	777,482	8,234,448	27%
2023	4	750,899	6,686,675	21%
Thereafter	4	1,947,659	11,821,879	38%
	24	3,711,046	$30,985,683	100%
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the properties described in this prospectus supplement is approximately $63.0 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in these properties is estimated, as of March 18, 2013, as follows:

Wholly-owned Property	Depreciable Tax Basis
FedEx - Asheville, NC	$1,763,000
PNC - Philadelphia, PA	61,213,000
$62,976,000
We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.
Modification of Credit Facility
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments — Placement of Debt on Certain Real Property Investments—Revolving Credit Facility” beginning on page 105 of the prospectus, as supplemented to date.
Revolving Credit Facility

On March 4, 2013, CCI OP entered into a first amendment to the Credit Agreement (the Amended Credit Agreement) with the Lenders, which amended and restated the Credit Agreement. The Amended Credit Agreement allows CCI OP to borrow up to $400.0 million in revolving loans (the Amended Credit Facility). In addition, the Amended Credit Agreement modified the terms of the Accordion Feature, allowing the amount of the Amended Credit Facility to be increased up to a maximum of $750.0 million, subject to meeting certain conditions described in the Amended Credit Agreement and the payment of certain fees.

The revolving loans will bear interest at rates depending upon the type of loan specified by CCI OP and the ratio of our consolidated indebtedness to our consolidated total asset value, as defined in the Amended Credit Agreement (the Leverage

Ratio). For a (a) Eurodollar rate loan, as defined in the Amended Credit Agreement, the interest rate will be equal to (i) if the Leverage Ratio is greater than 65%, LIBOR plus 3.50%, (ii) if the Leverage Ratio is greater than 60% but less than or equal to 65%, LIBOR plus 3.00% and (iii) if the Leverage Ratio is less than or equal to 60%, LIBOR plus 2.50%; and (b) with respect to base rate loans, a percentage per annum equal to (i) if the Leverage Ratio is greater than 65%, base rate plus 2.50%, (ii) if the Leverage Ratio is greater than 60% but less than or equal to 65%, base rate plus 2.00% and (iii) if the Leverage Ratio is less than or equal to 60%, base rate plus 1.50%.

Other than the amended terms described above, the material terms of the Credit Facility remain unchanged. As of March 18, 2013, the borrowing base under the Amended Credit Facility, based on the underlying collateral pool for qualified properties, was $228.7 million, and the amount outstanding under the Amended Credit Facility was $140.0 million.
Potential Real Property Investments
Our advisor has identified two properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring either of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

Property	Expected Acquisition Date	Approximate Purchase Price	Approximate Compensation to Sponsor (1)
FedEx - McAlester, OK	March 2013	$2,800,000	$56,000
FedEx - Brookfield, MO	March 2013	2,359,480	47,190
		$5,159,480	$103,190
	.

(1)		Approximate compensation to sponsor represents amounts that may be payable to an affiliate of our advisor for acquisition fees in connection with the potential property acquisition.
The potential property acquisitions are subject to net leases, pursuant to which the tenant is generally required to pay substantially all operating expenses in addition to base rent.

Property	Number of Tenants	Tenants	Rentable Square Feet	Physical Occupancy
FedEx - McAlester, OK	1	FedEx Ground Package System, Inc.	24,313	100%
FedEx - Brookfield, MO	1	FedEx Ground Package System, Inc.	16,097	100%
			40,410
The table below provides leasing information for the major tenant at each potential property:

Property	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent	Base Rent per Square Foot	Lease Term (3)
FedEx - McAlester, OK	FedEx Ground Package System, Inc.	2/5 yr.	$200,256	$8.24	8/27/2012	8/31/2022
FedEx - Brookfield, MO	FedEx Ground Package System, Inc.	2/5 yr.	$172,243	$10.70	6/15/2012	6/30/2022

(1)			Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)			Represents the number of renewal options and the term of each option.
(3)			Represents the lease term beginning with the current rent period through the end of the non-cancelable lease term, assuming no renewals are exercised.
We expect to purchase the properties with proceeds from our ongoing offering of our common stock and available debt proceeds from our Amended Credit Facility. We may use the properties as collateral in future financings.

CCIT-SUP-13C

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